NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 06, 2024, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 25, 2024 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Envestnet, Inc. and BCPE Pequod Merger Sub, Inc., a direct wholly owned subsidiary of BCPE Pequod Buyer, Inc., which are affiliates of vehicles managed or advised by Bain Capital Private Equity, LP became effective before market open on November 25, 2024. Each share of Envestnet, Inc. Common Stock of Envestnet, Inc. was exchanged for USD 63.15 in cash, without interest, less any applicable fee, and tax. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 25, 2024.